SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2007

Commission File Number: 33-99284

STENA AB (PUBL)

(Translation of registrant’s name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.

Stena AB and Consolidated Subsidiaries

On January 19, 2007, we issued a press release under Rule 135c of the Securities Act of 1933 (the “Securities Act”) announcing a private placement of €300 million aggregate principal amount of senior notes due 2017 (the “Notes”). The Notes have not been registered under the Securities Act, or any state securities laws, and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements or the Securities Act and applicable state securities laws.

In connection with the offering of the Notes, we intend to provide investors with certain information about our business and operations which we have not previously made public, attached hereto as exhibit 99.1.

Exhibits

See Exhibit Index following the Signatures page.

Stena AB and Consolidated Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 26, 2007	By:	/s/ Svante Carlsson
		Name:	Svante Carlsson
		Title:	Chief Financial Officer and Executive Vice President

Exhibit No.	Exhibit Description	Filed Herewith
99.1	Certain information relating to Stena AB.	X

Exhibit 99.1

Recent Developments

Order of Third Stena DrillMAX Drillship. In October 2006, we ordered a third Stena DrillMAX drillship from the Samsung Heavy Industries (“SHI”) shipyard in Korea. The total cost will be approximately $710 million, of which $610 million remains to be paid as of December 31, 2006, and delivery is expected in June 2009.

Order of Two Super Ferries. In November 2006, we entered into a contract with Aker Yards in Germany to build two Super Ferries to be used by Stena Line. The total cost for both vessels will be approximately €460 million, of which €400 million remains to be paid for both vessels as of December 31, 2006. Deliveries are scheduled for the first and third quarter of 2010. The contract includes options for two additional vessels of the same type.

Tender Offer and Consent Solicitation for 9 5/8% Notes due 2012. Concurrent with the offering of the Notes, we are launching a tender offer for all our outstanding 9 5/8% notes due 2012, and we intend to use a portion of the proceeds of the Notes to purchase notes tendered in the tender offer. In connection with the tender offer, we are soliciting consents from holders of the 9 5/8% notes due 2012 to amend the indenture governing those notes to eliminate the principal restrictive covenants in the notes.

Impairment of HSS Vessels. The depreciation and amortization charges in the nine months ended September 30, 2006, included an impairment charge of SEK 500 million related to the HSS vessels. At the end of 2006 we completed our annual impairment review of long-lived assets. Based on our review, we expect to take an additional impairment charge of approximately SEK 200 million on our HSS vessels in the fourth quarter of 2006.

Pension obligations. Post-employment benefits, such as pensions, healthcare and other benefits are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans, in which the obligations remain with us. Costs and obligations at the end of a period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis. Our obligations under defined benefits plans relate mainly to subsidiaries in our UK operations. In 2004, certain pension liabilities for employees with the UK Ferry operations were accounted for as contingent liabilities. In 2005, new information was released for these pension plans and the association liability was recorded in our balance sheet. As of September 30, 2006 our provisions for pensions amounted to SEK 1.8 billion. As a result of new information brought to our attention at the end of 2006, we are currently reviewing our provision for pensions in our 2006 accounts. This review may lead to an increase in the provision for pensions.

Summary Consolidated Financial Information for the 12 Months Ended September 30, 2006

The summary unaudited consolidated financial information and other information included below for the twelve month period ended September 30, 2006 has been derived by adding the income statement for the nine months ended September 30, 2006 to the income statement for the year ended December 31, 2005 and subtracting the income statement for the nine months ended September 30, 2005. The results for the twelve month period ended September 30, 2006 are not comparable to the results for prior twelve month periods ended December 31.

	Twelve months ended September 30,
(In millions)	2006	2006[1]
	SEK	USD
Consolidated group[2]

Income Statement Data
(Swedish GAAP):
Total revenues	23,446	3,206
Direct operating expenses	(13,372)	(1,829)
Selling and administrative expenses	(2,050)	(280)
Depreciation and amortization	(3,318)	(454)
Income from operations	4,706	644
Share of affiliated companies’ result	31	4
Dividends received	93	13
Gain on securities, net[3]	346	47
Interest income	774	106
Interest expense	(1,564)	(214)
Foreign exchange gains (losses), net	(22)	(3)
Other financial income (expense)	(148)	(20)
Minority interest	(17)	(2)
Income before taxes	4,199	574
Income taxes	(611)	(84)
Net income	3,588	491

Balance Sheet Data
(Swedish GAAP):
Cash and marketable securities[4]	6,405	875
Investments in VIEs[5]	7,659	1,047
Total assets	57,628	7,881
Debt in VIEs[5]	6,693	915
Other debt[6]	22,312	3,051
Total debt	29,005	3,966
Shareholders’ equity[7]	18,496	2,529

Other Financial Data
(Swedish GAAP):
Capital expenditures	(7,650)	(1,046)
Cash dividends paid	(240)	(33)
Cash flow from operating activities	3,553	486
Cash flow from investing activities	(4,919)	(673)
Cash flow from financing activities	131	18

Consolidated Amounts
(US GAAP):
Net income	2,436	333
Shareholders’ equity	17,836	2,439

(1)	Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.3127.
(2)	The consolidated group includes the Drott business and investments in three companies, which are accounted for as variable interest entities (“VIEs”). The purpose of the VIEs is to make investments, primarily in high yield securities and corporate bank loans.
(3)	In 2005, the Group changed its accounting policy to value financial instruments at market value. The accounts for 2003 and 2004 have been restated.
(4)	Cash and marketable securities consists of cash and cash equivalents, short-term investments and marketable securities.
(5)	Due to changes in Swedish GAAP in 2005, the VIEs are consolidated as subsidiaries. The accounts for 2004 have been restated.
(6)	Other debt includes short-term debt, long-term debt and capitalized lease obligations, current and non-current.
(7)	Certain pension liabilities, which were previously accounted for as contingent liabilities, have been recorded as pension liabilities in the consolidated balance sheet as of December 31, 2005. The change has been recorded directly against shareholders’ equity and deferred tax liabilities, respectively.

	Twelve months ended September 30,
(In millions)	2006	2006[1]
	SEK	USD
Restricted group[2]

Income Statement Data
(Swedish GAAP):
Total revenues	19,501	2,667
Direct operating expenses	(11,165)	(1,527)
Selling and administrative expenses	(1,694)	(232)
Depreciation and amortization	(2,917)	(399)
Income from operations	3,725	509
Interest income	333	46
Interest expense	(735)	(101)
Net income	3,150	431

Balance Sheet Data
(Swedish GAAP):
Cash and marketable securities[3]	1,601	219
Total assets	33,355	4,561
Total debt[4]	9,665	1,321
Shareholders’ equity	16,404	2,243

Other Data
(Swedish GAAP):
Capital expenditures	(5,290)	(723)
Adjusted EBITDA[5]	5,538	757
Net debt to Adjusted EBITDA[6]	1.5x	1.5x
Adjusted EBITDA to interest expense	7.5x	7.5x
Earnings to fixed charges[7]	1.5x	1.5x

(1)	Amounts in US dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.3127.
(2)	Restricted group data represents our consolidated financial data excluding the property business segment (other than one small property) and three subsidiaries, Stena Finanzverwaltungs AG, Stena Investment Luxembourg SARL and Adactum, whose activities consist primarily of investing in securities and in companies outside the Company’s traditional lines of business.
(3)	Cash and marketable securities consists of cash and cash equivalents, short-term investments and marketable securities.
(4)	Total debt includes short-term debt, long-term debt and capitalized lease obligations, current and noncurrent.
(5)	“Adjusted EBITDA” is defined as consolidated operating income plus cash dividends from affiliated companies, interest income, depreciation, amortization and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of adjusted EBITDA excluding sales of tangible fixed assets. Adjusted EBITDA conforms with the definition of Consolidated Cash Flow in the indentures governing our 9 5/8% Senior Notes due 2012, our 7.5% Senior Notes due 2013 and our 7% Senior Notes due 2016 and the indenture that will govern the Notes. Our ability to incur debt pursuant to these indentures is limited by a pro forma calculation of the ratio of Consolidated Cash Flow to Consolidated Interest Expense. Pursuant to these indentures, we may incur additional debt so long as the pro forma ratio of Consolidated Cash Flow to Consolidated Interest Expense exceeds 2.00 to 1.00 for the restricted group subject to certain exceptions as defined in the indentures. Adjusted EBITDA is not a measure in accordance with Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the consolidated statements of cash flows contained in our consolidated financial statements included elsewhere herein. The computation of Adjusted EBITDA and a reconciliation to cash flows from operating activities is presented below:

	Twelve months ended September 30,
(In millions)	2006	2006
	SEK	USD
Consolidated group
Income from operations	4,706	644
Interest income	774	106
Depreciation and amortization	3,318	454
Minority interest	(17)	(3)
Excess gain on vessel disposition	(1,157)	(158)

Adjusted EBITDA	7,624	1,043
(Gain)/loss on sale of property, vessels and equipment	(3,046)	(417)
Net cash flow from trading securities	967	132
Interest expense	(1,564)	(214)
Total income taxes, current	(52)	(9)
Foreign exchange (gains)/losses	(22)	(3)
Other non-cash items	141	19
Excess gain on vessel disposition	1,157	158
Changes in working capital	(1,356)	(185)
Other items	(296)	(39)

Net cash from operating activities	3,553	486

	Twelve months ended September 30,
(In millions)	2006	2006
	SEK	USD
Restricted group
Income from operations	3,725	509
Interest income	333	45
Depreciation and amortization	2,917	399
Minority interest	(1)	—
Excess gain on vessel disposition	(1,436)	(196)

Adjusted EBITDA	5,538	757
(Gain)/loss on sale of property, vessels and equipment	(2,686)	(367)
Net cash flow from trading securities	1,814	248
Interest expense	(735)	(101)
Foreign exchange (gains)/losses	(6)	(1)
Other non-cash items	(402)	(55)
Total income taxes, current	58	8
Excess gain on vessel disposition	1,436	196
Change in working capital	(674)	(92)
Other items	(295)	(39)

Net cash from operating activities	4,048	554

(6)	Net debt is defined as total debt less cash and cash equivalent, short-term investments and marketable securities.
(7)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of profit before tax plus fixed charges (excluding capitalized interest). Fixed charges consist of interest (expensed and capitalized) on all indebtedness, plus a proportion of rental expense deemed to be representative of the interest factor.

Indebtedness Information

As of September 30, 2006, after giving effect to the offering of the Notes, we and our subsidiaries would have had outstanding consolidated indebtedness (excluding VIEs) of SEK 25.1 billion ($3.4 billion), of which SEK 12.4 billion ($1.7 billion) was the obligation of our restricted subsidiaries, and our total debt (excluding VIEs) as a percentage of our total capitalization would have been approximately 58%. For the restricted group, our total debt as a percentage of our total capitalization would have been approximately 43%.

In addition, as of September 30 2006:

•	after giving effect to the offering of the Notes, we would have had approximately SEK 25.1 billion ($3.4 billion) of secured indebtedness;

•	our subsidiaries had approximately SEK 24.6 billion of outstanding indebtedness and other liabilities, excluding intercompany liabilities, all of which was structurally senior to the Notes and our outstanding senior notes;

•	our unrestricted subsidiaries had outstanding indebtedness of approximately SEK 19.3 billion ($2.6 billion), all of which was non-recourse to Stena AB and its restricted subsidiaries; in the case of the real estate subsidiaries, such debt was secured by their real property interests; and

•	approximately $749 million of our debt was denominated in US dollars, excluding the debt pertaining to our VIEs.

The foregoing figures do not take into account the tender offer for all our outstanding 9 5/8% Senior Notes due 2012, which we are launching concurrently with the offering of the Notes.

Newbuilding and Ship Extension Costs

As of September 30, 2006, the remaining cost for the RoPax vessel on order from a shipyard in Norway, fully equipped, was approximately €30 million. In March 2006 we entered into an agreement to acquire a newbuilt RoPax vessel from an Italian shipyard. The vessel is expected to be delivered in the second half of 2007. As of September 30, 2006, the remaining cost for the vessel, fully equipped, was approximately €65 million. As of December 31, 2006, the aggregate remaining cost for two DrillMAX drillships, fully equipped on order was approximately $830 million, and the remaining cost of extensions of two of our RoRo vessels was €100 million. In October 2006, we ordered a third DrillMax drillship. The total cost of this drillship, fully equipped, is estimated to be $710 million. As of December 31, 2006, the remaining unpaid cost of this drillship was approximately $610 million. In November 2006, we ordered two new RoPax Super Ferries. The total cost of the Super Ferries, fully equipped, is estimated to be €460 million. As of December 31, 2006, the remaining unpaid cost of the Super Ferries was approximately €400 million.

Ferry Business

Ferry Fleet

As of December 31, 2006, our ferry fleet consisted of 35 vessels. The table below sets forth certain information about our ferries as of December 31, 2006.

Type of vessel	Number of vessels	Average age (years)	Average lane meters	Average capacity (passengers)	Average capacity (berths)
HSS Vessels[1]	4	10	800	1,350	—
Conventional Fast Ferry	1	10	740	620	—
Day Ferries	3	15	903	1,508	21
Night Ferries	2	23	1,320	1,750	1,600
RoRo Vessels	2	2	2,715	12	12
RoPax Vessels	23	21	1,853	622	400

(1)	Includes one HSS vessel that was taken out of service in January 2007.

Ferry Operations

Set forth below is certain operating data for our ferry operations for the years ended December 31, 2005 and 2006.

	Year Ended December 31,
Volumes (in millions)	2005	2006
Number of passengers	11.5	11.4
Private cars	2.2	2.2
Freight units	1.5	1.6

Sweden-Denmark. The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Denmark routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2004	2005	2006	2004	2005	2006	2004	2005	2006
Gothenburg-Fredrikshavn	1,947	1,597	1,569	397	342	330	170	161	166
Varberg-Grena	124	170	170	29	39	42	21	40	39
Helsingborg-Helsingör[1]	4,240	4,009	3,933	756	711	693	138	137	142

(1)	Represents only 50% of volume on this route. This route is operated in partnership with Scandlines Danmark A/S.

Sweden-Germany. The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Germany routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2004	2005	2006	2004	2005	2006	2004	2005	2006
Gothenburg-Kiel	476	474	487	92	94	93	34	35	35
Gothenburg-Travemunde	3	4	4	—	—	—	78	82	89
Trelleborg-Sassnitz[1]	354	330	331	81	79	79	18	18	18
Trelleborg-Rostock[1]	157	166	164	26	27	25	59	67	70
Trelleborg-Travemunde[2]	46	35	28	—	—	—	51	54	44

(1)	Represents only 50% of the volumes on these routes. These routes are operated under a pooling arrangement with Scandlines Deutschland GmbH.
(2)	In April 2005, one of the two RoPax vessels was redelivered to its owner. To make up for this lost capacity, Stena Line entered into an agreement with a third party to buy deck-space on such party’s ships for our customers.

Norway-Denmark. The following table sets forth the volumes of passengers, private cars and freight units on our Norway-Denmark route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2004	2005	2006	2004	2005	2006	2004	2005	2006
Oslo-Fredrikshavn	592	487	488	61	52	49	15	16	16

Sweden-Poland. The following table sets forth the volumes of passengers, private cars and freight units on our Sweden-Poland route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2004	2005	2006	2004	2005	2006	2004	2005	2006
Karlskrona-Gdynia[1]	420	361	413	65	72	74	62	73	87

(1)	The Stena Baltica, which operates on this route, was rebuilt during spring 2005 to increase car-deck capacity.

Wales/England-Republic of Ireland. The following table sets forth the volumes of passengers, private cars and freight units on our Wales/England-Republic of Ireland routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2004	2005	2006	2004	2005	2006	2004	2005	2006
Fishguard-Rosslare	614	589	584	153	142	139	45	52	57
Holyhead-Dun Laoghaire	888	850	760	191	184	170	36	38	24
Holyhead-Dublin	354	343	426	62	60	78	115	136	152

Scotland/England-Northern Ireland. The following table sets forth the volumes of passengers, private cars and freight units on these routes for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2004	2005	2006	2004	2005	2006	2004	2005	2006
Stranraer-Belfast	1,321	1,236	1,212	268	260	261	128	125	125
Fleetwood-Larne[1]	50	62	58	9	9	8	95	134	138

(1)	We commenced operations on the Fleetwood-Larne route in April 2004.

England-The Netherlands. The following table sets forth the volumes of passengers, private cars and freight units on this route for the last three years.

	Passengers			Private cars			Freight units
(In Thousands)	2004	2005	2006	2004	2005	2006	2004	2005	2006
Harwich-Hook of Holland[1]	849	738	736	196	160	153	155	161	165
Killingholme-Hook of Holland	26	26	32	—	—	—	57	58	61
Harwich-Rotterdam	34	39	37	—	—	—	129	135	130

(1)	Includes one HSS vessel that was taken out of service in January 2007 (estimated 200,000 net passenger volume reduction in 2006).

Offshore Drilling Business

The table below sets forth selected information with respect to our drilling rigs as of December 31, 2006.

Drilling rig fleet

Drilling Rig	Generation	Year Built	Maximum Water Depth (Ft.)	Class
Owned
Stena Clyde	3rd	1976	1,650	DnV
Stena Spey	3rd	1983	1,500	DnV
Stena Tay	5th	1999	7,500	DnV
Stena Don	5th	2001	1,600	DnV
Chartered
Songa Dee (formerly Stena Dee)	4th	1984	1,500	DnV

The table below sets forth the average utilization rates for our drilling rigs for each of the past five years.

Rig utilization

	2002	2003	2004	2005	2006
Total vessel days available	1,825	1,825	1,830	1,825	1,825
Vessel days utilized	1,578	1,337	1,457	1,591	1,683
Vessel utilization (percentage)	86.5	73.3	79.6	87.2	92.2

Offhire days planned	37	132	83	126	102
Offhire days planned (percentage)	2.0	7.2	4.5	6.9	5.6
Unutilized days	210	356	290	108	40
Unutilized days (percentage)	11.5	19.5	15.9	5.9	2.2
Average daily rates	134,628	144,472	130,619	154,451	241,433

The table below sets forth selected information with respect to our drilling contracts as of December 31, 2006.

Rig	Customer	Expected Contract Expiration Date
Stena Clyde	Peak Apache	March 2007 March 2008 (plus 6-month option)
Stena Spey	Chevron	June 2009/2010[1]
Songa Dee	Norsk Hydro	July 2008 (plus 6-month option)
Stena Tay	Total	January 2010 (plus one-year option)
Stena Don	Statoil ASA	December 2009 (plus one-year option)

(1)	2 or 3 Years Firm from June 2007.

At December 31, 2006, the daily charter rates for our drilling rigs were as follows: Stena Clyde: $170,000; Stena Spey: $142,000; Stena Tay: $425,000 to $475,000 depending on the incentive earned; Stena Don: $430,000; Songa Dee: $158,500.

Shipping

Roll-on/Roll-off Vessels

As of December 31, 2006, we owned six RoRo vessels. We also have a 49% ownership in one RoRo vessel.

The table below sets forth information with respect to the utilization of our Roll-on/Roll-off vessels, including the vessels chartered to Stena Line, during the last five years.

Roll-on/Roll-off vessel utilization

	Year ended December 31,
	2002	2003	2004	2005	2006
Total vessel days available[1]	2,348	3,059	3,250	3,886	3,099
Vessel days utilized[2]	2,272	2,948	3,188	3,758	3,077

Vessel utilization (percentage)[2]	96.8	96.4	98.1	96.7	99.3
Offhire days[3]	7	43	47	109	29
Offhire days (percentage)	0.3	1.4	1.4	2.8	0.4
Unutilized days	69	68	15	19	15
Unutilized days (percentage)	2.9	2.2	0.5	0.5	0.5

(1)	Total vessel days are determined by aggregating the number of days in each year we owned, chartered in or leased such vessels.
(2)	In the case of bareboat charters, the vessel is deemed to be utilized during the entire time the vessel is on charter.
(3)	Due to planned dry-dockings and damage.

The tables below set forth information about existing chartering arrangements in place with respect to our Roll-on/Roll-off vessels as of December 31, 2006.

RoRo vessels

Vessel	Type of charter	Current charter expiration date
Stena Shipper	Time	February 2007
Stena Forwarder	Time	February 2012
Stena Foreteller	Time	May 2011
Stena Forecaster	Time	September 2012
Stena Forerunner	Time	October 2012
Mont Ventoux	Time	November 2007
RoRo Gothica[1]	Time	October 2007

(1)	In October 2004, the Stena Gothica was sold to a company in which Stena hold 49% of the shares and re-named RoRo Gothica.

RoPax vessels

Vessel	Type of charter	Current charter expiration date
Stena Challenger[1]	Bareboat	June 2010

(1)	Chartered in vessel.

The table below sets forth for each of the years indicated information with respect to our purchases and sales of Roll-on/Roll-off vessels and the income recognized from such sales.

Roll-on/roll-off vessel sales and purchases

	2002	2003		2004	2005	2006
Fleet as of January 1	7	8		8	8	8
Newbuildings delivered	1	2		1	—	1
Vessels purchased	—	1		3	1	1
Vessels sold	1	3		4	1	1
Fleet as of December 31,	8	8	[1]	8	8	7
Net gain on sale of vessels (SEK in millions)	—	64		273	191	213

(1)	Stena Line delivered the Stena Gothica to the Roll-on/Roll-off operations in the beginning of 2004.

Crude Oil and Petroleum Product Transportation

As of December 31, 2006, we lease two product tankers pursuant to long-term finance leases and have 50% interests in one crude oil tanker and three shuttle tankers. We have a 50% interest in one additional shuttle tanker on order. All our owned and finance leased tankers are double hulled. As of December 31, 2006, we also chartered in 39 Product, Aframax, Panamax and Suezmax tankers.

As of December 31, 2006, the average period of the charter contracts for the 39 chartered in tankers was 22 months. Of these 39 tankers, six were chartered out at an average period of 17 months. The other 33 tankers are currently trading on the spot market.

The table below sets forth certain information with respect to our owned and financed leased tankers as of December 31, 2006.

Owned and finance leased tankers

Tankers	Year Delivered	Type	DWT
Stena Caribbean[1]	2002	Product	10,000
Stena Calypso[1]	2002	Product	10,000
Stena Arctica[2]	2005	Ice Aframax	117,000
Nordic Rio[3]	2004	Shuttle	152,000
Stena Alexita[3]	1998	Shuttle	128,000
Stena Natalita[3]	2001	Shuttle	108,000

(1)	Tankers held pursuant to a long term finance lease.
(2)	Our interest is through 50/50 joint venture with Neste Oil Oyj.
(3)	Our interest in these tankers is through two 50/50 joint ventures with TeeKay Nordic Holdings Incorporated.

The table below sets forth certain information with respect to our tanker sales and purchases on an annual basis for the past five years.

Tankers sales and purchases

	2002	2003	2004	2005	2006
Fleet as of January 1	3[2]	4[2]	4[2]	5[3]	8	[3]
Newbuildings delivered	2		5[1]	4	2
Vessels sold	1		4	1	5	[1]
Fleet as of December 31	4[2]	4[2]	5[3]	8[3]	6	[4]

(1)	Includes one vessel in which we have a 50% interest
(2)	Includes two vessels in which we have a 50% interest
(3)	Includes three vessels in which we have a 50% interest
(4)	Includes four vessels in which we have a 50% interest

The table below sets forth certain information with respect to our tanker charters.

Charters for owned and finance leased tankers

Tanker	Type of Charter	Current charter expiration date
Stena Caribbean	Time	2011
Stena Calypso	Time	2007
Stena Arctica	Time	2016
Nordic Rio	Bareboat	2017
Stena Alexita	Time	2008
Stena Natalita	Time	2007

In addition, we have entered into 10-year charter agreements with Argo Shipping International Corp. for Stena Atlantica and Stena Antarctica, two ice-class Aframax tankers that are chartered in on a long term bareboat charter by us. The charter term commenced on the delivery of the vessels from the shipyard during 2006.

From October 1, 2006 until December 31, 2006, spot market rates have ranged from $28,000 to $73,000 per day for Aframax tankers, $22,000 to $37,000 per day for Panamax tankers, $18,000 to $31,000 per day for Product tankers and $28,000 to $92,000 for Suezmax tankers. Spot market rates as of Dec 31, 2006 were $67,000 for Aframax tankers, $37,000 for Panamax tankers, $31,000 for Product tankers and $73,000 for Suezmax tankers.

For the five years ended December 31, 2006, our average tanker utilization rate was approximately 98%. The table below sets forth certain information relating to the utilization of our owned and chartered in tankers for the last five years.

Tanker utilization

	Year ended December 31,
	2002	2003	2004	2005	2006
Total tanker days available[1]	5,572	7,165	10,026	14,083	15,851
Tanker days utilized	5,486	7,047	9,666	13,853	15,520
Tanker utilization (percentage)	98.4	98.4	96.4	98.4	97.9
Offhire days[2]	86	118	360	230	331
Offhire days (percentage)	1.6	1.6	3.6	1.6	2.1

(1)	Total tanker days is determined by aggregating the number of days in each year we owned, chartered in or leased such tankers.
(2)	Due to scheduled and unscheduled dry-dockings and damage.